CHINA ELITE INFORMATION CO., LTD.

c/o DeHeng Chen Chan, LLC

225 Broadway, Suite 1910

New York, NY 10007

January 12, 2007

BY FAX (202-772-9210) AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan, Esq.

Re:	China Elite Information Co., Ltd.

Post-Effective Amendment No. 3

To Registration Statement on Form SB-2, File No.: 333-100803

Dear Mr. McTiernan:

China Elite Information Co., Ltd. hereby requests acceleration of the effective time of the above-referenced Post-Effective Amendment No. 3 to the Registration Statement to 10:00 AM on January 16, 2007 or as soon thereafter as is possible.

Respectfully submitted,

CHINA ELITE INFORMATION CO., LTD.

By:	/s/ Li Kin Shing

Li Kin Shing

Chief Executive Officer